SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

MONOPAR THERAPEUTICS INC
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

61023L207
(CUSIP Number)

Tactic Pharma LLC c/o 1000 Skokie Blvd, Ste 350, Wilmette, IL, 60091 (847) 388-0349
(Name, address and telephone number of person authorized to receive notices and communications)

December 9, 2024
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 61023L207

1	NAME OF REPORTING PERSONS Tactic Pharma LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	855,589
	8	SHARED VOTING POWER	0.00
	9	SOLE DISPOSITIVE POWER	855,589
	10	SHARED DISPOSITIVE POWER	0.00
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 855,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 61023L207

1	NAME OF REPORTING PERSONS ANDREW MAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	1
	8	SHARED VOTING POWER	855,589
	9	SOLE DISPOSITIVE POWER	1
	10	SHARED DISPOSITIVE POWER	855,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 855,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 61023L207

1	NAME OF REPORTING PERSONS CHANDLER ROBINSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	181,807 (1)
	8	SHARED VOTING POWER	855,589
	9	SOLE DISPOSITIVE POWER	181,807 (1)
	10	SHARED DISPOSITIVE POWER	855,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,396 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (1)
14	TYPE OF REPORTING PERSON IN

(1) INCLUDES 125,645 STOCK OPTIONS EXERCISABLE WITHIN 60 DAYS

CUSIP No. 61023L207

1	NAME OF REPORTING PERSONS THOMAS O’HALLORAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	2,801
	8	SHARED VOTING POWER	855,589
	9	SOLE DISPOSITIVE POWER	2,801
	10	SHARED DISPOSITIVE POWER	855,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 61023L207

1	NAME OF REPORTING PERSONS MICHAEL BROWN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	48,429 (1)
	8	SHARED VOTING POWER	855,589
	9	SOLE DISPOSITIVE POWER	48,429 (1)
	10	SHARED DISPOSITIVE POWER	855,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,018 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (1)
14	TYPE OF REPORTING PERSON IN

(1) INCLUDES 17,256 STOCK OPTIONS EXERCISABLE WITHIN 60 DAYS

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Initial Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) filed with the Securities and Exchange Commission on December 23, 2019 by Tactic Pharma LLC (“Tactic Pharma”), Andrew Mazar, Chandler Robinson, Thomas O’Halloran and Michael Brown (the “Reporting Persons”) with respect to the Common Stock, par value $0.001 per share, of Monopar Therapeutics Inc (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Initial Schedule 13D. This Amendment No. 1 amends Item 5 and 6 to the extent set forth below.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated to read as follows:

(a,b)	Refer to the cover pages. All percentages are calculated based on 5,277,796 shares of Common Stock outstanding as of December 16, 2024.

(c)	Except as described in Item 6, the the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On December 9, 2024, TacticGem LLC (“TacticGem”) made a pro rata distribution of all of the shares of Common Stock that were held by it to its members, Tactic Pharma and Gem Pharmecuticals, LLC (“Gem”). Tactic Pharma and the other Reporting Persons were already deemed to beneficially own their pro rata interest in the shares held indirectly by TacticGem, so the distribution did not result in any change to the beneficial ownership of the Reporting Persons.

The Reporting Persons and Gem agreed to lock-up provisions with each other prohibiting sales of the distributed Common Stock until December 31, 2025, without the mutual consent of representatives of both Tactic Pharma and Gem. In addition, the Reporting Persons will continue to have the same registration rights previously exercisable through TacticGem, but the lock-up agreement also provided that neither the Reporting Persons nor Gem would exercise such rights until December 31, 2025, without the mutual consent of representatives of both Tactic Pharma and Gem.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TACTIC PHARMA LLC

Dated: December 16, 2024	By:	/s/ Chandler Robinson
Chandler Robinson Managing Member

Dated: December 16, 2024	By:	/s/ Chandler Robinson
Chandler Robinson

Dated: December 16, 2024	By:	/s/ Michael Brown
Michael Brown

Dated: December 16, 2024	By:	/s/ Thomas O’Halloran
Thomas O’Halloran

Dated: December 16, 2024	By:	/s/ Andrew Mazar
Andrew Mazar